October 9, 2013

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Leland Benton

Craig E. Slivka

Re:	LGI Homes, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 30, 2013

File No. 333-190853

Ladies and Gentlemen:

Set forth below are the responses of LGI Homes, Inc. (the “Company”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated October 3, 2013, with respect to the above-captioned filing.

Concurrently with the submission of this letter, the Company has filed publicly its Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR. For your convenience, five marked copies of the Registration Statement will be hand delivered to you to facilitate your review. Furthermore, certain supplemental information responsive to the Staff’s comment 5 will be hand delivered to you.

For your convenience, the Company has repeated in italics the comments and requests for additional information as set forth in the Staff’s comment letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. Capitalized terms used but not defined in this letter shall have the meanings assigned to such terms in the Registration Statement.

General

1.	We note your disclosure that you face competition from certain private homebuilders in certain of your markets. Please clarify, at appropriate places throughout the prospectus, in which markets you face which class of competitors.

Response:

The Company acknowledges the Staff’s comment and has clarified that it faces competition from certain of its public homebuilder peers and from private homebuilders, as well as the markets in which the Company faces which class of competitors. Please see pages ii, 1, 141, 144 and 157 of the Registration Statement.

Securities and Exchange Commission

October 9, 2013

Explanatory Note, page iii

2.	We note your statement here that “we,” “us,” “our” or similar terms, when used in the present tense or prospectively refer to the Predecessor and the LGI/GTIS Joint Ventures. Please revise this statement, as it does not appear that you use the term in this manner in your prospectus when speaking the present tense, and please refrain from the using the term in this manner, as it is unnecessarily confusing for investors.

Response:

The Company acknowledges the Staff’s comment and has revised the Registration Statement to clarify that the terms “we,” “us,” “our” or similar terms only when used prospectively refer to the Predecessor and the LGI/GTIS Joint Ventures. Please see page iii of the Registration Statement.

Summary, page one

3.	Please advise as to what consideration was given to using a phrase other than “on a pro forma basis for the Transactions” to indicate that the data you are referring to includes the LGI/GTIS Joint Ventures. The phrase “for the Transactions” is unclear, particularly in the portion of your prospectus preceding any discussion of the Transactions (that is, before page eight).

Response:

The Company acknowledges the Staff’s comment and has revised the Registration Statement to delete the phrase “for the Transactions” when referring to pro forma financial information, and has provided cross-references to “Unaudited Pro Forma Financial Information” where appropriate. Please see pages 1, 68 and 141 of the Registration Statement.

4.	Please refer to comment six of our letter dated September 11, 2013. Your summary and Business sections continue to be highly unbalanced. For example, despite having noted that you face intense competition from both local and national homebuilders you never mention these companies other than to note your strong financial performance relative to them. While you emphasize affordable locations, you do not make apparent the distance of your locations from urban centers. You emphasize your “proven ability to expand into new geographic markets, but you have only recently entered markets outside of Texas and Phoenix. Please note that these examples are not exclusive. Please ensure that your disclosure presents a full and balanced presentation of your strengths, weaknesses, and the risks that your business faces both as a whole and in each of its markets, particularly in light of your continued expansion plans.

Response:

The Company acknowledges the Staff’s comment and has revised the Summary and Business sections of the Registration Statement to present a full and balanced presentation of the Company’s strengths, weaknesses and the risks the Company faces. Please see pages 1—6 and 141—149 of the Registration Statement.

Securities and Exchange Commission

October 9, 2013

Unaudited Pro Forma Financial Information, page 49

5.	We note your response to prior comment 11. Please expand your pro forma Note (f) to fully explain the nature of preferential return and how such amount was determined.

Response:

The Company acknowledges the Staff’s comment and considered both the prior comment 11 and the applicable notes to the unaudited pro forma financial information related to preferential returns.

Comment 11 in the previous comment letter was related to LGI Investment Fund III, LP, and the commitment made by certain principals of the Company’s predecessor to exchange shares of the Company’s common stock equal to the value of 1.5 times the non-controlling interests’ investment amount in LGI Investment Fund III, LP in the event of an initial public offering. The Company considered whether the commitment to the LGI Investment Fund III, LP limited partners represented a preferential return that required the use of the two-class method to appropriately determine the pro forma net income per share. As noted in the Company’s response to Comment 11 in the previous comment letter, the Company elected an accounting policy to apply method (b) discussed in footnote 17 of ASC 480-10-S99 and to recognize as a dividend, to be deducted from earnings available to common shareholders, any amount by which the fair value of the Company’s securities issued to the non-controlling interest holders exceeds the fair value of the non-controlling interests given up. Although the IPO valuation and the underwriting agreement have not been finalized, based on the expected valuation of the Company’s predecessor’s equity in connection with the offering, the Company believes that the LGI Investment Fund III, LP limited partners will not receive a preferential return and, therefore, there will be no impact on the pro forma net income per share computation.

The Company will supplementally provide to the Staff in separate correspondence an analysis of the defined return to the non-controlling interests (1.5 times their initial investment amount) and the multiple expected to be realized by the owners of the Company’s predecessor, which will be attached thereto as Exhibit A. The Company requests confidential treatment for these materials pursuant to 17 C.F.R. § 200.83. Since the return to be realized by the non-controlling interests is substantially less than the minimum multiple of equity currently expected to be realized by the owners of the Company’s predecessor, the Company does not believe that there is a preferential return to the non-controlling interests.

Securities and Exchange Commission

October 9, 2013

In addition, the Company considered notes (g) and (f) to the pro forma statements of operations for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively, which set forth the computation of unaudited pro forma basic and diluted net income per share for the respective periods. The footnote disclosure for the numerator for the pro forma net income per share computation included a placeholder for undistributed net income attributable to participating securities, if determined to be applicable, related to the restricted stock units to be granted to certain employees, executives, and non-employee directors. The equity awards to be issued under the Company’s 2013 Equity Incentive Plan are currently being finalized and it has been determined that the restricted stock units to be awarded will not have dividend participation rights; consequently, there are no participating securities to be considered in the computation of pro forma net income per share. This line has been deleted from both notes (g) and (f) to the pro forma statements of operations for the six months ended June 30, 2013 and the year ended December 31, 2012, respectively.

Securities and Exchange Commission

October 9, 2013

Notes to Unaudited Pro Forma Balance Sheet, page 54

6.	We refer you to Note (h) to your pro forma balance sheet. Please separately quantify the amount of the net deferred tax liability related to warranty reserves and property and equipment and your conversion to a taxable entity. Please fully explain the nature of the adjustment related to warranty reserves. In this regard, as discussed in Note (k), we note the $.7 million pro forma adjustment to accrued expenses and other liabilities relates to the settlement of accrued liabilities for management and executive bonuses.

Response:

The Company acknowledges the Staff’s comment and revised note (h) to the unaudited pro forma balance sheet to include a table showing the individual components of the net deferred tax liability. The table includes a description of the deferred tax assets attributable to the warranty reserve and the accrued management and executive bonuses to be settled in restricted stock units which are not currently deductible for tax. Please see pages 57 and F-10 of the Registration Statement.

7.	We refer you to Note (i) to your pro forma balance sheet and your intention to make a $4.5 million cash distribution to the equity owners of the entities comprising your predecessor for estimated income taxes on the results of operations for the period from January 1, 2013 through the closing of this offering. Please revise your pro forma balance sheet to reflect a pro forma adjustment to accrue for this payment or tell us why this is not necessary.

Response:

The Company acknowledges the Staff’s comment and has made the following modifications to the notes to the unaudited pro forma balance sheet to clarify the planned cash distributions to the equity owners of the Company’s predecessor:

a. Added a table to note (a) to recap the pro forma adjustments to cash, including the planned cash distribution for estimated income taxes on the results of operations for the period from January 1, 2013 through June 30, 2013. The Company has recorded the planned cash distribution for estimated income taxes as use of cash in the pro forma adjustments since the amount will be paid out immediately prior to the offering.

b. Updated the table at note (i) for the pro forma adjustment to predecessor’s owner’s equity for the planned cash distribution amount.

c. Added disclosure below the table at note (i) to note the amount of additional cash distributions to the owners of the Company’s predecessor expected for the estimated income taxes on the results of operations for the period from July 1, 2013 through the date of the offering.

Please see pages 55, 57, 58, F-8, F-10 and F-11 of the Registration Statement.

Securities and Exchange Commission

October 9, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, age 66

Overview, page 66

8.	We note the disclosure you have added to page 68 in response to comment 18 of our letter dated September 11, 2013. Please disclose the source of funding for your material capital commitments as well as the fact that you have not yet generated revenues in these markets.

Response:

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 70 of the Registration Statement.

Our Business, page 139

Backlog, page 151

9.	We note the qualification in the final sentence of the second to last paragraph under this heading. Please advise as to the imprecision and qualitative factors that you refer to.

Response:

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 45 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 167

10.	We re-issue comment 25 of our letter dated September 11, 2013. Please disclose Mr. Vahradian’s interest in the GTIS transaction. We note that your response to our comment implies that disclosure is not required because Mr. Vahradian’s interest is not “direct”; please note that Item 404(a)(4) of Regulation S-K requires disclosure of the approximate dollar amount of the related person’s direct or indirect material interest.

Response:

The Company has determined, and confirmed with GTIS, that Mr. Vahradian’s indirect interest in the GTIS Transaction, by virtue of his equity interests in the various GTIS entities involved in the GTIS Transaction, is approximately $223,000, or 0.5%, of the total consideration to be paid by the Company to GTIS in the GTIS Transaction. While Mr. Vahradian is a senior managing director of GTIS, he owns less than a ten percent equity interest in each of the GTIS entities involved in the GTIS Transaction. As a result, the Company has determined that Mr. Vahradian does not have a direct or indirect material interest in the GTIS Transaction.

Securities and Exchange Commission

October 9, 2013

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (281) 362-8998 or Norman Miller of Winstead PC at (713) 650-2652.

Very truly yours,

LGI HOMES, INC.

By:	/s/ Eric Lipar
Eric Lipar
Chief Executive Officer and Chairman of the Board

Enclosures

CC:	Norman Miller, Winstead PC

Warren Hoffman, Winstead PC

Timothy S. Taylor, Baker Botts L.L.P.